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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED MARCH 31, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / /    No /X/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6 - K

for the three months
ended March 31 of
Fiscal Year 2007

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6-K

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

DECEMBER 31, 2006 AND MARCH 31, 2007

	December 31, 2006 (Audited)		March 31, 2007 (Unaudited)		March 31, 2007 (Unaudited)
	(Thousands of Euro)				(Thousands of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash and cash equivalent	EURO	339,122	EURO	349,079	$466,858
Accounts receivable—net		533,772		674,035	901,454
Sales and income taxes receivable		24,924		14,647	19,589
Inventories—net		400,895		381,125	509,717
Prepaid expenses and other		98,156		137,110	183,371
Net deferred tax assets—current		87,947		106,100	141,898

Total current assets		1,484,816		1,662,096	2,222,887

PROPERTY, PLANT AND EQUIPMENT—net		787,201		802,145	1,072,789

OTHER ASSETS
Goodwill		1,694,614		1,758,030	2,351,190
Intangible assets—net		830,362		812,836	1,087,086
Investments		23,531		22,991	30,748
Other assets		94,501		258,527	345,754

Total other assets		2,643,008		2,852,384	3,814,778

TOTAL	EURO	4,915,025	EURO	5,316,625	$7,110,454

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	EURO	168,358	EURO	242,414	$324,204
Current portion of long-term debt		359,527		363,862	486,630
Accounts payable		349,598		318,022	425,323
Accrued expenses and other		374,718		399,307	534,033
Accrual for customers' right of return		17,881		18,019	24,098
Income taxes payable		155,195		204,678	273,736

Total current liabilities		1,425,277		1,546,302	2,068,024

LONG-TERM DEBT		959,735		1,069,728	1,430,655

LIABILITY FOR TERMINATION INDEMNITIES		60,635		61,226	81,884

NET DEFERRED TAX LIABILITIES—NON-CURRENT		41,270		16,589	22,186

OTHER		181,888		236,317	316,050

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES		30,371		36,539	48,868

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—460,216,248 and 461,192,185 ordinary shares authorized and issued at December 31, 2006 and March 31, 2007, respectively; 453,781,462 and 454,757,399 shares outstanding at December 31, 2006 and March 31, 2007, respectively		27,613		27,672	37,008
Additional paid-in capital		203,016		227,803	304,664
Retained earnings		2,343,800		2,463,845	3,295,147
Accumulated other comprehensive loss		(288,593)		(299,410)	(400,431)

Total		2,285,836		2,419,910	3,236,388
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2006 and March 31, 2007		69,987		69,987	93,601

Shareholders' equity		2,215,849		2,349,923	3,142,787

TOTAL	EURO	4,915,025	EURO	5,316,625	$7,110,454

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3374 on March 31, 2007 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007 (UNAUDITED)

	2006		2007		2007
	(Thousands of Euro)(2)				(Thousands of US dollars)(1)(2)

NET SALES	EURO	1,217,923	EURO	1,299,825	$1,738,386
COST OF SALES		385,900		416,894	557,554

GROSS PROFIT		832,023		882,931	1,180,832

OPERATING EXPENSES:
Selling and advertising		509,934		524,860	701,948
General and administrative		125,351		133,946	179,139

Total		635,285		658,806	881,087

INCOME FROM OPERATIONS		196,737		224,125	299,745

OTHER INCOME (EXPENSE):
Interest income		1,660		3,008	4,023
Interest expense		(17,575)		(17,837)	(23,855)
Other—net		(4,775)		(378)	(506)

Other income (expense)—net		(20,689)		(15,207)	(20,338)

INCOME BEFORE PROVISION FOR INCOME TAXES		176,048		208,918	279,407
PROVISION FOR INCOME TAXES		65,137		75,211	100,587

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		110,911		133,708	178,821
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		4,281		5,451	7,290

NET INCOME FROM CONTINUING OPERATIONS(3)		106,630		128,257	171,531
DISCONTINUED OPERATIONS		(3,381)		—	—

NET INCOME	EURO	103,249	EURO	128,257	$171,531

BASIC EARNINGS PER SHARE (ADS):
Continuing operations(3)	EURO	0.24	EURO	0.28	$0.38
Discontinued operations		(0.01)		—	—

Net Income		0.23		0.28	0.38

FULLY DILUTED EARNINGS PER SHARE (ADS):
Continuing operations(3)		0.23		0.28	0.38
Discontinued operations		—		—	—

Net Income	EURO	0.23	EURO	0.28	$0.38

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		452,023.8		453,990.3
Diluted		455,467.4		457,341.3

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3374 on March 31, 2007 (see Note 6).

(2)
Amounts in thousands except per share data.

(3)
Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statments

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital			Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income		Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2007	460,216,248	27,613	203,016	2,343,800		(288,593)	(69,987)	2,215,849
Effect of adopion of FIN48				(8,212)				(8,212)
Exercise of stock options	975,937	59	11,486					11,544
Translation adjustment					(10,066)	(10,066)		(10,066)
Non-cash stock-based compensation			13,301					13,301
Change in fair value of derivative instruments, net of taxes					(751)	(751)		(751)
Net income				128,257	128,257			128,257

Comprehensive income					117,441

BALANCES, March 31, 2007	461,192,185	27,672	227,803	2,463,845		(299,410)	(69,987)	2,349,923

Comprehensive income					$157,065

(Thousands of US dollars)(1)
BALANCES, March 31, 2007	461,192,185	$37,008	$304,664	$3,295,147		$(400,431)	$(93,601)	$3,142,787

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3374 on March 31, 2007 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007 (UNAUDITED)

	2006(2)		2007		2007
	(Thousands of Euro)				(Thousands of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
Net income from continuing operations	EURO	106,630	EURO	128,257	$171,531

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries		4,281		5,451	7,290
Non-cash stock-based compensation		10,957		12,426	16,619
Depreciation and amortization		49,694		54,752	73,225
Benefit from deferred income taxes		(26,481)		(34,290)	(45,859)
Loss on disposal of fixed assets—net		2,885		2,507	3,353
Termination indemnities matured during the period—net		215		576	770
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable		(127,191)		(141,626)	(189,411)
Prepaid expenses and other		(27,312)		(187,883)	(251,275)
Inventories		3,997		22,626	30,261
Accounts payable		(3,464)		(30,425)	(40,690)
Accrued expenses and other		(16,738)		33,412	44,686
Accrual for customers' right of return		293		324	433
Income taxes payable		31,950		76,168	101,868

Total adjustments		(96,915)		(185,981)	(248,731)

Cash provided by/(used in) operating activities of continuing operations	EURO	9,715	EURO	(57,724)	$(77,200)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3374 on March 31, 2007 (see Note 6).

(2)
Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007 (UNAUDITED)

	2006(2)		2007		2007
	(Thousands of Euro)				(Thousands of US dollars)(1)

CASH FLOWS FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
Property, plant and equipment:
Additions	EURO	(39,651)	EURO	(53,485)	$(71,530)
Disposals		—		228	305
Purchases of businesses, net of cash acquired		—		(84,229)	(112,648)
Increase in intangible assets		(1,350)		(1,078)	(1,441)

Cash used in investing activities of continuing operations		(41,001)		(138,563)	(185,315)
CASH FLOWS FROM FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
Long-term debt:
Proceeds		—		315,277	421,651
Repayments		(37,127)		(193,653)	(258,991)
Increase in overdraft balances		32,504		74,118	99,125
Exercise of stock options		12,442		11,544	15,439

Net cash provided by financing activities of continuing operations		7,819		207,286	277,224

CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS		(23,467)		10,998	14,709
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		367,461		339,122	453,542
Effect of exchange rate changes on cash and cash equivalents		(5,962)		(1,041)	(1,392)

CASH AND CASH EQUIVALENTS, END OF PERIOD	EURO	338,032	EURO	349,079	$466,859

Cash provided by/(used in) operating activities of discontinued operations		(18,903)		—	—
Cash provided by/(used in) investing activities of discontinued operations		(2,882)		—	—
Cash provided by/(used in) financing activities of discontinued operations		20,178		—	—

DECREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS		(1,607)		—	—
CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATIONS AT BEGINNING OF YEAR		4,795		—	—
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS		(102)		—	—

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD	EURO	3,086	EURO	—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	EURO	23,824	EURO	18,145	$24,268
Cash paid during the period for income taxes	EURO	24,146	EURO	22,200	$29,691

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3374 on March 31, 2007 (see Note 6).

(2)
Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheets as of March 31, 2007 and the related statements of consolidated income and cash flows for the three months ended March 31, 2006 and 2007 and the statement of consolidated shareholders' equity for the three months ended March 31, 2007 of Luxottica Group S.p.A. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. The consolidated balance sheet as of March 31, 2007, the statements of consolidated income and cash flows for the three months ended March 31, 2006 and 2007, and the statement of consolidated shareholders' equity for the three months ended March 31, 2007 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of March 31, 2006 and 2007 and for the three months ended March 31, 2006 and 2007, have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2006. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2006. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the operating results for the full year.

        The December 31, 2006 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.  SALE OF THINGS REMEMBERED

        On September 29, 2006, the Company sold the Things Remembered specialty gifts retail business ("TR") to a private equity consortium for net cash consideration of Euro 128.0 million (U.S. $162.1 million) and a promissory note with a principal amount of Euro 20.6 million (U.S. $26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company's operations as of December 31, 2004 and 2005. In the statements of consolidated income, for all periods presented, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the three-month period ended March 31, 2006 are as follows (amounts in thousands of Euro):

2006

Revenues	44,075
Income from operations	(5,279)
Income before provision for income taxes	(5,366)
Income tax provision	1,985
(Loss)/gain from discontinued operations	(3,381)

3.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	December 31, 2006		March 31, 2007

Raw materials	EURO	76,352	EURO	81,115
Work in process		49,650		48,609
Finished goods		317,253		295,040
Less: Inventory obsolescence reserves		(42,360)		(43,639)

Total	EURO	400,895	EURO	381,125

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period. Previous year's earnings per share amounts have been reclassified in earnings per share from continuing operations and total earnings per share to conform to the current year's presentation.

5.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 24,044,548 ordinary shares of the Company were outstanding at March 31, 2007. Outstanding options granted under the Company's Stock Option Plans (10,349,548 ordinary shares) become exercisable in either three equal annual installments, two equal installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 6, 2016. During the first three months of 2007, 975,937 options were exercised.

        Performance-based options granted in 2004 under the Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first three months of 2007, 305,000 options from this grant were exercised.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family (renamed Delfin S.a.r.l.), representing at that time 2.11 percent (or 9.6 million shares) of the Company's authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014.

        Performance-based options from two grants in July 2006 under the new Stock Option Plan (grants of 9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met.

        In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment ("SFAS 123-R"), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments' fair value. SFAS 123-R became effective for the Company on January 1, 2006.

6.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2007 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.3374 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 31, 2007. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

7.  INCOME TAXES

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies recognition requirements, measurement and disclosures for the accounting for uncertain income tax positions which may have been taken or will be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition methods. The interpretation is effective for fiscal years beginning after December 15, 2006.

        The Company has completed its calculation of the impact of the adoption of FIN 48. The adoption includes a cumulative adjustment as a reduction in shareholders' equity as of the beginning of the period presented to give effect to the adoption of approximately Euro 8.2 million. Such amount is subject to revision to include future clarifications of the accounting pronouncement by the Financial Accounting Standards Board or similar accounting standards body.

        The Company includes interest and penalties associated with uncertain tax positions in "Provision for Income Taxes" in the Statement of Consolidated Income.

        Our major tax jurisdictions consist of Italy, U.S. Federal and Australia. Tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2002 to present
U.S. Federal	2003 to present
Australia	none

        The Company's 2007 effective tax rate is expected to be similar to the statutory tax rate as we currently believe the effect of FIN 48 will not have a significant impact.

8.  SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        The "Inter-segment transactions and corporate adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(In thousands of Euro) Three months ended March 31,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2007
Net revenues	548,498	833,562	(82,235)	1,299,825
Operating income	151,010	101,383	(28,268)	224,125
Identifiable assets	2,132,553	1,411,723	1,772,349	5,316,625
2006(1)
Net revenues	455,617	846,823	(84,517)	1,217,923
Operating income	118,433	116,896	(38,592)	196,737
Identifiable assets	1,717,330	1,295,981	2,012,705	5,026,016

(1)
Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

9.  COMMITMENTS AND CONTINGENCIES

       The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Company's audited consolidated financial statements contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2006, could have a material adverse effect on the Company's business, financial position or future operating results. It is the opinion of management of the Company that it has meritorious defenses against such claims, which the Company will vigorously pursue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2006, which contains, among other things, a discussion of the risks and uncertainties that could affect the Company's future operating results or financial condition, as well as the Company's significant accounting policies.

OVERVIEW

        The Company is a global leader in eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution segment, the Company is engaged in the design, manufacturing, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses. Through its retail operations, the Company owns and operates 5,416 retail locations worldwide and franchises an additional 466 locations principally through LensCrafters, Sunglass Hut, OPSM and Cole. At March 31, 2007, the Company's retail operations by geographic region and significant tradenames were as follows:

	North America	Europe/ Middle East	Australia/ New Zealand	China/ Hong Kong	Total

LensCrafters	929			90	1,019
Sunglass Hut	1,571	84	220	1	1,876
Pearle Vision and Licensed Brands	1,840				1,840
OPSM Group			505	176	681
Franchised Locations	427	17	22		466

	4,767	101	747	267	5,882

        Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the first quarter.

        The Company's results of operations, which are reported in Euro, are subject to currency fluctuations, particularly between the Euro and the U.S. dollar due to its significant U.S. retail business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate in the first three months of 2006 of Euro 1.00 = U.S. $1.2023 to Euro 1.00 = U.S. $1.3106 in the first three months of 2007. Additionally, with the acquisition of OPSM Group Limited in 2003, the Company's results of operations are also susceptible to currency rate fluctuation between the Euro and the Australian dollar ("AUD"). The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate in the first three months of 2006 of Euro 1.00 = AUD 1.6274 to Euro 1.00 = AUD 1.6670 in the first three months of 2007. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted the Company's reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro):

	Three months ended March 31,

		2006(1)%			2007	%

Net sales	EURO	1,217,923	100.0	EURO	1,299,825	100.0
Cost of sales		385,900	31.7		416,894	32.1

Gross profit		832,023	68.3		882,931	67.9
Selling and advertising expense		509,934	41.9		524,860	40.4
General and administrative expense		125,351	10.3		133,946	10.3

Income from operations		196,737	16.2		224,125	17.2
Other income (expense)—net		(20,689)	1.7		(15,207)	1.2

Income before provision for income taxes		176,048	14.5		208,918	16.1
Provision for income taxes		65,137	5.3		75,211	5.8
Minority interests		4,281	0.4		5,451	0.4

Net income from continuing operations		106,630	8.8		128,257	9.9
Discontinued operations		(3,381)	0.3		—	—

Net income	EURO	103,249	8.5	EURO	128,257	9.9

(1)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

        Net Sales.    Net sales increased 6.7 percent to Euro 1,299.8 million during the first three months of 2007 from Euro 1,217.9 million for the same period in 2006. The increases in the Company's net sales primarily resulted from the strong performance in both the retail and the manufacturing and wholesale segments, which was partially offset by approximately Euro 77.9 million (equivalent to 6.4 percent) in negative currency fluctuations between the Euro, which is the Company's reporting currency, and other currencies in which the Company conducts its business, particularly the U.S. dollar and the Australian dollar.

        Net sales in the retail segment decreased by 1.6 percent to Euro 833.6 million for the first three months of 2007 from Euro 846.8 million in the same period of 2006. After taking into account the effects of currency fluctuations, the retail segment had an increase in net sales of approximately Euro 53.2 million. This increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 1.0 percent increase in same-store sales, and (ii) the addition of U.S. $13.0 million in sales from the approximately 70 new Canadian retail stores which were acquired in June 2006 and of U.S. $10.0 million in sales from approximately 90 new U.S. retail stores which were acquired in February 2007. Additionally, the Company had a Euro 13.1 million increase in net sales from the "Asia-Pacific" retail business which was primarily due to Euro 6.9 million in net sales from the newly acquired stores in China.

        Net sales to third parties in the manufacturing and wholesale segment increased by 25.6 percent to Euro 466.3 million for the first three months of 2007 as compared to Euro 371.1 million in the same period in 2006. After taking into account the effects of currency fluctuations, the manufacturing and wholesale segment had an increase in net sales to third parties of approximately Euro 106.6 million. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Prada, Bvlgari, Dolce & Gabbana and Versace. These increases occurred primarily in the European and North American markets, which account for approximately 81.8 percent of our net sales to third parties in our manufacturing and wholesale segment.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 780.6 million in the first three months of 2007, comprising 60.1 percent of total net sales and a decrease of Euro 16.4 million or 2.1 percent as compared to the same period in 2006, mainly due to negative currency effects. Net sales for operations in "Asia-Pacific" were Euro 142.8 million during the first three months of 2007 as compared to Euro 125.5 million in the same period of 2006, which represented a 13.8 percent increase in net sales, mainly due to the newly acquired stores in China. Net sales for the rest of the world accounted for the remaining Euro 376.4 million of net sales during the first three months of 2007, which represented a 27.4 percent increase in net sales as compared to the same period of 2006. The increase in net sales for the rest of the world was primarily attributable to strong performance in almost all major European markets that led to an increase in sales of Euro 75.5 million in the first three months of 2007 as compared to the same period of 2006.

        During the first three months of 2007, net sales in the retail segment accounted for approximately 64.1 percent of total net sales, as compared to approximately 69.5 percent of net sales in the same period of 2006. This decrease in retail net sales as a percentage of total net sales is attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 25.6 percent in the first three months of 2007, and to the negative currency effects which primarily impacted our retail net sales due to the fact that our retail distribution business is primarily concentrated in North America, Australia and China, for which Euro is not the functional currency.

        Cost of Sales.    Cost of sales increased by 8.0 percent to Euro 416.9 million in the first three months of 2007, from Euro 385.9 million for the same period of 2006, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 32.1 percent from 31.7 percent. This increase as a percentage of net sales was primarily attributable to the change in sales mix resulting from increased sales of our Ray-Ban brand and sales of branded products of our designer lines, Prada, Bvlgari and Dolce & Gabbana, which carry a higher cost of sales than other lines. In the first three months of 2007, the average number of frames produced daily in Luxottica's facilities was approximately 169,000 as compared to 138,900 for the same period of 2006, attributable to increased production in the Italian and Tristar facilities.

        Gross Profit.    For the reasons described above, gross profit increased by 6.1 percent to Euro 882.9 million in the first three months of 2007 from Euro 832.0 million for the same period of 2006, while decreasing as a percentage of net sales to 67.9 percent in the first three months of 2007 from 68.3 percent for the same period of 2006.

        Operating Expenses.    Total operating expenses increased by 3.7 percent to Euro 658.8 million in the first three months of 2007 from Euro 635.3 million in the same period of 2006. As a percentage of net sales, operating expenses decreased to 50.7 percent in the first three months of 2007 from 52.2 percent for the same period of 2006 primarily due to the maintenance of strong cost controls in both our manufacturing and wholesale and our retail segments.

        Selling and advertising expenses (including royalty expenses) increased by 2.9 percent to Euro 524.9 million in the first three months of 2007, from Euro 509.9 million for the same period of 2006, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses decreased to 40.4 percent in the first three months of 2007 from 41.9 percent for the same period of 2006, primarily attributable to a reduced commissions percentage relative to sales earned by the wholesale sales force and to a reduction in advertising expenses in the retail segment.

        General and administrative expenses, including intangible asset amortization, increased by 6.9 percent to Euro 133.9 million in the first three months of 2007 from Euro 125.4 million in the same period of 2006. This includes an increase of approximately Euro 2.3 million of expense relating to stock options expensed in accordance with SFAS No. 123(R). As a percentage of net sales, general and administrative expenses remain unchanged at 10.3 percent in the first three months of 2007 and in the same period of 2006.

        Income from Operations.    For the reasons described above, income from operations for the first three months of 2007 increased by 13.9 percent to Euro 224.1 million from Euro 196.7 million for the same period in 2006. As a percentage of net sales, income from operations increased to 17.2 percent in the first three months of 2007 from 16.2 percent in the same period of 2006.

        Operating margin, which is derived by dividing income from operations by net sales, in the manufacturing and wholesale segment increased to 27.5 percent in the first three months of 2007 from 26.0 percent for the same period in 2006. This increase in operating margin is attributable to lower sales commissions and general and administrative expenses, partially offset by higher royalty expenses.

        Operating margin in the retail segment decreased to 12.2 percent in the first three months of 2007 from 13.8 percent for the same period in 2006. This decrease in operating margin is mainly attributable to:

  (i)
  a non-recurring gain of U.S. $13.0 million in the first three months of 2006 due to a reimbursement from an insurance company related to legal costs and expenses. Without this gain, the operating margin of the retail division during the first three months of 2006 would have been 12.5 percent, and

  (ii)
  start-up costs in our retail division in China during the first three months of 2007 of approximately Euro 3 million.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (15.2) million in the first three months of 2007 as compared to Euro (20.7) million for the same period in 2006. This decrease in net expense is mainly attributable to a reduction of net realized and unrealized foreign exchange transaction and remeasurement losses in the first three months of 2007 as compared to the same period in 2006. Net interest expense was Euro 14.8 million in the first three months of 2007 as compared to Euro 15.9 million for the same period in 2006, attributable to a decrease in outstanding indebtedness which was offset by an increase in interest rates.

        Net Income from Continuing Operations.    Income before taxes increased by 18.7 percent to Euro 208.9 million in the first three months of 2007 from Euro 176.0 million for the same period in 2006. As a percentage of net sales, income before taxes increased to 16.1 percent in the first three months of 2007 from 14.5 percent for the same period of 2006. Minority interest increased to Euro 5.5 million in the first three months of 2007 from Euro 4.3 million for the same period in 2006. The Company's effective tax rate was 36.0 percent in the first three months of 2007, as compared to 37.0 percent for the same period in 2006 due to a reduction in taxes in foreign jurisdictions.

        Net income from continuing operations increased by 20.3 percent to Euro 128.3 million in the first three months of 2007 from Euro 106.6 million for the same period in 2006. Net income from continuing operations as a percentage of net sales increased to 9.9 percent in the first three months of 2007 from 8.8 percent for the same period in 2006.

        Basic earnings per share from continuing operations for the first three months of 2007 were Euro 0.28 as compared to Euro 0.24 for the same period in 2006. Diluted earnings per share from continuing operations for the first three months of 2007 were Euro 0.28 as compared to Euro 0.23 for the same period in 2006.

        Discontinued operations.    Discontinued operations resulted in a loss in the first three months of 2006 mainly attributable to the seasonal nature of the operations of the Things Remembered discontinued business, which resulted in substantially all operational profits being realized during the second and fourth quarters.

        Net Income.    Net income increased by 24.2 percent to Euro 128.3 million in the first three months of 2007 from Euro 103.2 million for the same period in 2006. Net income as a percentage of net sales increased to 9.9 percent in the first three months of 2007 from 8.5 percent for the same period in 2006.

        Basic earnings per share for the first quarter of 2007 were Euro 0.28 as compared to Euro 0.23 for the same period in 2006. Diluted earnings per share for the first three months of 2007 were Euro 0.28 as compared to Euro 0.23 for the same period in 2006.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    The Company's cash provided by/(used in) operating activities was Euro (57.7) million in the first three months of 2007 as compared to Euro 9.7 million for the same period in 2006. This Euro 67.4 million increase in cash used in operating activities is primarily attributable to advance payments of U.S. $199 million made by the Company to Ralph Lauren in January 2007 for contracted future minimum royalties, included in the prepaid expenses and other line item under changes in operating assets and liabilities on the statements of consolidated cash flows. Depreciation and amortization were Euro 54.8 million in the first three months of 2007 as compared to Euro 49.7 million for the same period of 2006. This increase in depreciation and amortization resulted from an increase in tangible assets associated with the acquisition of the numerous retail locations over the 12-month period ended March 31, 2007, and from an increase in property, plant and equipment in the wholesale division from improvements made. Deferred taxes was a use of cash of Euro 34.3 million for the first three months of 2007 compared to a use of cash of Euro 26.5 million for the same period of 2006. Non-cash stock-based compensation expense increased in the first three months of 2007 to Euro 12.4 million compared to Euro 11.0 million for the same period for 2006. This increase was primarily due to two new Company stock option performance grants implemented in July 2006. Accounts receivable was a use of cash for the first three months of 2007 of Euro 141.6 million as compared to a use of cash of Euro 127.2 million for the same period of 2006, primarily due to the increase in sales of our manufacturing and wholesale segment. Inventories were a source of cash for the first three months of 2007 of Euro 22.6 million compared to a source of cash of Euro 4.0 million for the same period of 2006. This increase in cash flows provided by inventories resulted from improved inventory turnover and a decrease in inventory stock. Cash provided by operating activities for accounts payable and accrued expenses and other decreased by Euro 26.9 million and increased by Euro 50.2 million, respectively, for the first three months of 2007 as compared to the same period of 2006. The decrease in cash flows provided by accounts payable was attributable to the timing of payments of certain vendors by the wholesale division. The increase in cash flows provided by accrued expenses and other in 2007 was mainly attributable to accrued interests on advance payment to Ralph Lauren for minimum contracted royalties, while in the first three months of 2006 the decrease was mainly attributable to the timing of spending for both marketing and capital expenditures of the North American retail division. Income tax payable was a source of cash of Euro 76.2 million for the first three months of 2007 as compared to a source of cash of Euro 32.0 million for the same period of 2006 due to timing of tax payments.

        Investing Activities.    The Company's cash from investing activities was a use of Euro 138.6 million for the first three months of 2007 as compared to a use of Euro 41.0 million for the same period of 2006. This Euro 97.6 million decrease in cash flows from investing activities was primarily attributable to the completion in February 2007 of the acquisition of the optical retail business of D.O.C Optics, with approximately 100 stores located primarily in the midwest United States, for approximately Euro 83.7 million (U.S. $110 million) in cash. Capital expenditures were Euro 53.5 million for the first three months of 2007 as compared to Euro 39.7 million for the same period of 2006. This increase is due to investment in the manufacturing facilities of the wholesale division and the opening, remodeling and relocation of stores in the retail division.

        Financing Activities.    The Company's cash provided by financing activities for the first three months of 2007 and 2006 was Euro 207.3 million and Euro 7.8 million, respectively. Cash provided by financing activities for the first three months of 2007 consisted primarily of the proceeds of Euro 315.3 million from long-term debt and Euro 74.1 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first three months of 2007. Cash provided by financing activities for the first three months of 2006 consisted primarily of the proceeds of Euro 32.5 million from unsecured short term credit lines, Euro 16.5 million of which was used to repay long-term debt.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

        On September 3, 2003, Luxottica U.S. Holdings Corp. ("U.S. Holdings") closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of March 31, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In September 2003, the Company entered into a credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (4.46 percent on March 31, 2007). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of March 31, 2007, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.32 percent on March 31, 2007). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of March 31, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Euro 115 million was outstanding under this credit facility as of March 31, 2007.

        In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 ("Intesa OPSM Swaps"). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

        On June 3, 2004, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In

February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2012. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2012. On March 31, 2007, U.S. $380.0 million (Euro 284.1 million) had been drawn from Tranche C by U.S. Holdings and U.S. $200 million (Euro 150.2 million) by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on March 31, 2007 was 4.08 percent for Tranche A, 5.56 percent for Tranche B, 5.53 percent on Tranche C amounts borrowed in U.S. dollars. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2007. Euro 1,082.3 million was outstanding under this credit facility as of March 31, 2007.

        In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which decrease by Euro 45 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

        In August 2004, OPSM re-negotiated its multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. This credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50 million in September 2005. The above facility expired on August 31, 2006. After negotiations, the credit facility was renewed for AUD 30 million and will expire on August 31, 2007. The interest rate margin has been reduced to 0.275 percent. For borrowings denominated in Australian dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong dollars the rate is based on HIBOR (HK Interbank Rate) plus an overall 0.275 percent margin. At March 31, 2007, the interest rate was 4.51 percent on the borrowings denominated in Hong Kong dollars, and interest on such borrowings is payable monthly in arrears. The facility was utilized for an amount of HKD 125.0 million (AUD 19.919 million) and there was no drawdown in Australian dollars. The final maturity of all outstanding principal amounts and interest is August 31, 2007. The credit facility contains certain financial and operating covenants. As of March 31, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of March 31, 2007, Euro 60 million had been drawn and was outstanding from the revolving loan. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (4.11 percent on March 31, 2007). The final maturity of the credit facility was June 1, 2007. We repaid the outstanding amount on the maturity date.

        In June 2007, the Company entered into a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. to replace the December 2005 credit facility that expired on June 1, 2007. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to

Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is December 3, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On June 20, 2007, the Company announced that it had entered into a definitive merger agreement with Oakley, Inc, a worldwide specialist in sport performance optics with brands including Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles, and retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen. As part of the merger, the Company will acquire all of the outstanding shares of Oakley for a cash purchase price of U.S. $29.30 per share, together with the purchase of all outstanding options and other equity rights at the same price per share less the exercise price. The total purchase price will be approximately U.S. $2.1 billion (Euro 1.6 billion). The transaction is expected to close in the second half of 2007 and is subject to certain conditions, including regulatory approvals.

        On April 25, 2007, in compliance with a December 12, 2006 decision of the Supreme Court of India, the Company launched a public offer through its subsidiary, RayBan Indian Holdings, Inc., to acquire up to 4,895,900 shares, representing approximately 20 percent of the equity share capital of RayBan Sun Optics, which we subsequently increased of up to 7,545,200 shares, representing approximately 31 percent of the equity share capital of RayBan Sun Optics. 6,454,280 shares were tendered in the offer, which closed on May 14, 2007. Effective upon the entry of the share transfers in the share register on June 26, 2007, the Company's stake in RayBan Sun Optics India Ltd. increased to 70.5 percent. The Company paid a total consideration of approximately Euro 13.0 million for the tendered shares. RayBan Sun Optics is listed on the Bombay Stock Exchange. The Company acquired its interest in RayBan Sun Optics in connection with the purchase of the Ray-Ban eyewear business from Bausch & Lomb in 1999.

        During the second quarter of 2007, we completed the acquisitions of two prominent specialty sun chains in South Africa, with a total of 65 stores, for approximately Euro 10 million. The two acquisitions represent an important step in the expansion of our sun retail presence worldwide.

        In February 2007, the Company completed the acquisition of the optical retail business of D.O.C Optics, with approximately 100 stores located primarily in the midwest United States, for approximately Euro 83.7 million (U.S. $110 million) in cash. The Company expects to rebrand the acquired stores as "LensCrafters" and "Pearle Vision."

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2006.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger with Oakley will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ENRICO CAVATORTA
Date July 2, 2007	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Office•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA

Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

LUXOTTICA BELGIUM NV
DEURNE - BELGIUM

LUXOTTICA FASHION BRILLEN GMBH
HAAR - GERMANY

OY LUXOTTICA FINLAND AB
ESPOO - FINLAND

LUXOTTICA FRANCE SARL
VALBONNE - FRANCE

LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

LUXOTTICA HELLAS AE
PALLINI - GREECE

LUXOTTICA IBERICA SA
BARCELONA - SPAIN

LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

LUXOTTICA NORGE AS
KONGSBERG - NORWAY

LUXOTTICA OPTICS LTD
HERZELIA - ISRAEL

LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

LUXOTTICA PORTUGAL SA
LISBOA - PORTUGAL

LUXOTTICA SWITZERLAND AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

LUXOTTICA CENTRAL EUROPE LTD
URTENEN, SCHÖNBÜHL - SWITZERLAND

LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

LUXOTTICA TRADING AND FINANCE LIMITED
DUBLIN - IRELAND

LUXOTTICA SWEDEN AB
GOTEBORG - SWEDEN

LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

AVANT-GARDE OPTICS LLC
PORT WASHINGTON - NEW YORK (USA)

LUXOTTICA U.S. HOLDINGS CORP
WILMINGTON - DELAWARE (USA)

COLE VISION CORPORATION
WILMINGTON - DELAWARE (USA)

PEARLE VISION INC
WILMINGTON - DELAWARE (USA)

LENSCRAFTERS INC
MASON - OHIO (USA)

EYEMED VISION CARE LLC
WILMINGTON - DELAWARE (USA)

SUNGLASS HUT INTERNATIONAL, INC
PLANTATION - FLORIDA (USA)

LUXOTTICA CANADA INC
TORONTO - CANADA

LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

LUXOTTICA AUSTRALIA PTY LTD
SYDNEY - AUSTRALIA

OPSM GROUP LIMITED
SYDNEY - AUSTRALIA

LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

MIRARI JAPAN CO LTD
TOKYO - JAPAN

LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

LUXOTTICA RETAIL HONG KONG LIMITED
HONG KONG - CHINA

LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

SPV ZETA OPTICAL TRADING (BEIJING) CO. LTD
BEIJING - CHINA

SHANGHAI MODERN SIGHT OPTICS LTD
SHANGHAI - CHINA

LUXOTTICA KOREA LTD
SEOUL - KOREA

www.luxottica.com

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LUXOTTICA GROUP S.p.A. INDEX TO FORM 6-K